Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-262283

Prospectus Supplement No. 4

(To Prospectus dated May 2, 2022)

Cipher Mining Inc.

This prospectus supplement updates, amends and supplements the prospectus dated May 2, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262283). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2022, which is set forth below.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “CIFR” and “CIFRW,” respectively. On September 1, 2022, the closing price of our common stock was $1.79 and the closing price for our warrants was $0.21.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2022

CIPHER MINING INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39625	85-1614529
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

1 Vanderbilt Avenue

Floor 54, Suite C

New York, New York 10017

(Address of principal executive offices)

(332) 262 2300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	CIFR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	CIFRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into Material Definite Agreement.

On August 26, 2022, Cipher Mining Inc. (the “Company”), through Cipher Mining Technologies Inc., entered into a Third Amendment to Power Purchase Agreement (the “Amended Agreement”) with Luminant ET Services Company LLC (“Luminant”), which amended that certain Power Purchase Agreement, dated June 23, 2021, which was subsequently amended on July 9, 2021 and February 28, 2022, with Luminant (the “Original Agreement”), for the supply of electric power to the Company’s planned data site in Odessa, Texas (“Odessa”).

The Amended Agreement provides that on or before September 10, 2022, Luminant will pay Cipher $5.056 million in cash as consideration for a modification to the ramp up schedule, as described in the Amended Agreement. In addition, Luminant releases its lien on certain Cipher property at Odessa and the Company provides a parent guaranty up to $45 million.

The foregoing description of the material terms of the Amended Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Current Report on Form 8-K as part of Item 9.01 hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Third Amendment to the Power Purchase Agreement, dated August 26, 2022, by and between Luminant ET Services Company LLC and Cipher Mining Technologies Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cipher Mining Inc.

Date: September 1, 2022	By:	/s/ Tyler Page
	Name:	Tyler Page
	Title:	Chief Executive Officer

Exhibit 10.1

Execution Version

THIRD AMENDMENT TO

POWER PURCHASE AGREEMENT

THIS THIRD AMENDMENT dated August 26, 2022 (this “Amendment”), amends that certain Power Purchase Agreement dated June 23, 2021, as amended (the “PPA”), by and among Luminant ET Services Company LLC, a Texas limited liability company (the “Seller”) and Cipher Mining Technologies Inc., a Delaware corporation (the “Buyer”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the PPA.

RECITALS

WHEREAS, Section 17.10 of the PPA provides that the PPA may be amended only by a writing signed by both parties thereto; and

WHEREAS, the parties hereto desire to amend the PPA in accordance with the terms set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.    Amendment. The parties agree to the following:

(a)    Section 1.2 shall be amended by deleting the definition of “Lien Value Credit” and replacing it with the following:

“Lien Value Credit” for each Contract Year shall mean $0.”

(b)    Section 1.2 shall be further amended by adding the following new defined terms thereto in the appropriate alphabetical order:

“Buyer Guarantor” means Cipher Mining Inc., a Delaware corporation.

“Calendar Year” means each successive period of twelve calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Effective Date and end on December 31 of the year in which the Effective Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

“Guaranty” shall mean a guaranty in the form attached hereto as Exhibit B from Buyer’s Guarantor in the amount of $45,000,000.

(c)    Section 4.1 shall be amended by deleting “July 31, 2023” and replacing it with “October 31, 2022.”

(d)    Section 5.2 shall be amended by deleting the first sentence thereto and replacing it with the following:

“Notwithstanding anything to the contrary herein, Seller shall be entitled, at its sole discretion, and without any liability to Buyer, to curtail the Energy delivered hereunder for a maximum of 5% of total hours of Energy in each Calendar Year of the PPA (the “Curtailment Events”); provided that in the first and last Calendar Year of the PPA, the 5% cap on Curtailment Events shall be prorated based on the ratio of the number of hours of Energy in that Calendar Year to the number of hours of Energy in a full Calendar Year. As an example, if the first or last Calendar Year is half of a full Calendar Year (i.e., only six months long), Curtailment Events may not exceed 2.5% of the hours in that first or last Calendar Year.”

(e)    Seller agrees to release the 1st Lien on all other property and equipment of Buyer located on the Leased Property or Seller’s Property and, as such, the second paragraph of Section 9.1 shall be amended by deleting it in its entirety and replacing it with the following:

“In addition, the Buyer will give the Seller a 2nd Lien on the Interconnection Electric Facility, junior only to any lien granted to Seller’s Affiliate pursuant to the Purchase Agreement (the “Equipment Collateral”). Within two (2) Business Days of execution of the Third Amendment to the PPA, Buyer shall provide a Guaranty to Seller. Such Guaranty shall be maintained throughout the Term of this PPA.”

(f)    Section 5.1 (C) shall be amended by deleting its text in its entirety and replacing such text with:

“The ramp up of Energy deliveries beginning on the Initial Delivery Date shall be as provided in the Ramp Up Schedule below. Buyer and Seller agree to negotiate in good faith regarding Seller’s provision of, and pricing on, any additional Energy that Buyer may request in excess of the Quantity specified the Ramp Up Schedule during the ramp up period.

The “ Ramp Up schedule” shall be as follows:

Date	Quantity
July-22	2-MW
August-22	35-MW
September-22	2-MW
October-22	35-MW
November-22	70-MW
December-22	105-MW
January-2023	177-MW
February-2023	207-MW

(g)    Section 12.1 shall be amended by deleting the reference to “Exhibit C” in the first sentence and replacing it with “Exhibit A”.

(h)     Exhibit 1 attached hereto shall be added as a new Exhibit B to the PPA.

2.    Payment to Buyer. On or prior to September 10, 2022, Seller shall pay to Buyer $5,056,006.56 as consideration for the modification to the Ramp Up Schedule.

3.    Ratification of PPA. Except as herein provided, the PPA is ratified, confirmed, and shall remain unchanged and in full force and effect.

4.    Entire Agreement. This Amendment together with the PPA constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

5.    Counterparts. This Amendment may be executed in two or more counterparts by facsimile or electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[This space intentionally left blank]

IN WITNESS WHERE OF, the parties to this Amendment have executed, or caused to be executed, this Amendment as of the day and in the month and year first above written.

LUMINANT ET SERVICES COMPANY LLC

By
Name:	Stephen J. Muscato
Title:	EVP & Chief Commercial Officer

CIPHER MINING TECHNOLOGIES INC.

By
Name:	Will Iwaschuk
Title:	Chief Legal Officer

EXHIBIT 1

EXHIBIT B

Luminant ET Services Company LLC

Attention: Credit Risk Department

6555 Sierra Drive, 3rd Floor

Email: crisk1@vistracorp.com

GUARANTY

To induce Luminant ET Services Company LLC (“Counterparty”) to extend credit to or for the account of Cipher Mining Technologies Inc. (the “Company”), the undersigned (the “Guarantor”) hereby irrevocably and unconditionally guaranties the punctual payment when due of all obligations (“Obligations”) of the Company to Counterparty now or hereafter existing arising in connection with the Power Purchase Agreement dated June 23, 2021 (the “Agreement”), as limited below. This Guaranty is not intended, nor shall it be construed or deemed, to expand, limit or modify in any respect the Obligations under the Agreement, it being understood and agreed that such Obligations are governed and defined solely by those certain terms and conditions expressly set forth in the Agreement. This is a guaranty of payment and not merely of collection. The Guarantor’s obligation to make a guaranty payment may be satisfied by payment of the required amounts by the Guarantor or by causing the Company to pay such amounts to Counterparty. Upon failure of the Company to perform under the Agreement, Counterparty shall provide the Guarantor with a written demand for payment.

The Guarantor agrees to pay reasonable expenses (including reasonable and documented fees and expenses of counsel) incurred by Counterparty in the enforcement of it rights under this Guaranty.

The liability of the Guarantor under this Guaranty shall be unconditional irrespective of (i) any lack of enforceability of any Obligations, (ii) any change of the time, manner or place of payment, or any other term, of any Obligations, (iii) any law, regulation or order of any jurisdiction affecting any term of any Obligations or Counterparty’s rights with respect thereto, (iv) the insolvency, receivership, reorganization or bankruptcy of the Company or (v) the merger or consolidation of the Company with or into another entity, the loss of the Company’s separate legal identity or the cessation of the Company’s existence. Any other suretyship defenses are hereby waived by the Guarantor.

In addition, notwithstanding anything herein to the contrary, the liability of the Guarantor under this Guaranty, and Counterparty’s right of recovery under this Guaranty, is limited to the aggregate amount of Forty-Five Million U.S. Dollars ($45,000,000). This amount includes any reasonable expenses incurred in connection with enforcement of this Guaranty.

Except as specifically provided for herein, the Guarantor waives promptness, diligence, and notices with respect to any Obligations in this Guaranty and any requirement that Counterparty exhaust any right or take any action against the Company. Except for those defenses expressly waived hereby, the Guarantor reserves for itself all rights, setoffs, counterclaims and other defenses to which the Company is or may be entitled to arising from or in connection with the Agreement or payment of the Obligations. In the event that any payment of the Company in respect of any Obligations is rescinded or recovered from Counterparty as a preference or fraudulent transfer under the Federal Bankruptcy Code, or any applicable state law, the Guarantor shall remain liable hereunder (and this Guaranty shall be deemed reinstated if necessary) in respect to such Obligations as if such payment had not been made.

This Guaranty shall remain in full force and effect until the earlier to occur of (i) the first date on which both the Agreement is terminated or expired and all Obligations of the Company under the Agreement have been satisfied in full and (ii) the fifth business day after written notice has been received by Counterparty from the Guarantor that it has been revoked. Termination of the Guaranty under clauses (i) or (ii) of the immediately preceding sentence shall not release the Guarantor from any liability as to any Obligations incurred or existing at the time of termination.

The Guarantor shall be subrogated to all of Counterparty’s rights against the Company in respect of any amounts paid by the Guarantor pursuant to the provisions of this Guaranty. Notwithstanding the foregoing, the Guarantor will not exercise any rights which it may acquire by way of subrogation until all the Obligations shall have been performed in full.

No failure or delay on the part of Counterparty to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Counterparty of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to Counterparty or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Counterparty from time to time.

Neither Party may assign its rights, interest or obligations hereunder to any other person without the prior written consent of the other Party and any purported assignment absent such consent is void.

All notices or other communications given or required to be given hereunder shall be in writing at the addresses below either by certified mail with return receipt requested, in person, or by overnight courier service, each of which shall be effective upon receipt.

The Guarantor’s address for notices is as follows:

Cipher Mining Inc.

1 Vanderbilt Avenue; Floor 54, Suite C

New York, NY 10017

Counterparty’s address for notices is as follows:

Vistra Operations Company LLC

Attention: Credit Department 6555 Sierra Drive, 3rd Floor

Irving, TX 75039

The Guarantor and Counterparty may change its address for notices by giving notice to the other party in accordance with the provisions stated above.

This Guaranty shall be governed by the laws of the State of New York without regard to principles of conflicts of laws. With respect to any suit, action or proceedings relating to this Guaranty (a “Proceeding”), Counterparty, by accepting this Guaranty, and Guarantor each irrevocably (i) submits to the non-exclusive jurisdiction of any federal or state court located in Dallas County in the State of Texas and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party.

No amendment, waiver or supplement or other modification of any provision of this Guaranty shall be effective unless the same shall be in writing and signed by Guarantor and Counterparty, and then such amendment, waiver, supplement or other modification shall only be effective in the specific instance and for the specific purpose for which given.

[signature page follows]

IN WITNESS WHERE OF, the Guarantor has caused a duly authorized representative to execute and deliver this Guaranty.

Cipher Mining Inc.
Guarantor

Signature:

Officer Name:	Will Iwaschuk

Title:	Chief Legal Officer

Date:	08/26/2022